Exhibit 99.1

Achilles Therapeutics Reports First Quarter 2023 Financial Results and Recent Business Highlights

- Phase I/IIa clinical trials in NSCLC and melanoma progressing with additional clinical and translational science data expected in the fourth quarter of 2023 -

- Strong cash position of $158.5 million supports operations into mid-2025 -

London, UK 10 May 2023 – Achilles Therapeutics plc (NASDAQ: ACHL), a clinical-stage biopharmaceutical company developing AI-powered precision T cell therapies targeting clonal neoantigens to treat solid tumors, today announced its financial results for the first quarter ended March 31, 2023, and recent business highlights.

“We continue to make progress in our ongoing Phase I/IIa clinical trials evaluating our clonal neoantigen-reactive T cell (cNeT) therapy for the treatment of advanced NSCLC (CHIRON) and metastatic malignant melanoma (THETIS). Additionally, we continue to further develop PELEUS™, our patented AI-driven bioinformatics platform, that uses multi-region sequencing analysis to provide what we believe is the best method to accurately identify clonal neoantigens,” said Dr Iraj Ali, Chief Executive Officer of Achilles Therapeutics. “We are excited about the new AI immunogenicity prediction capability of the PELEUS™ platform and are very pleased with the recent grants of a US patent and MHRA Innovation Passport. We look forward to sharing more about the PELEUS™ platform at an upcoming scientific meeting and reporting additional clinical and translational science data in the fourth quarter of this year, which builds on the encouraging clinical results observed so far.”

Business Highlights

•
Announced that the new neoantigen immunogenicity prediction application of the PELEUS™ platform can uniquely identify the most potent clonal neoantigens for personalized cancer therapies, supporting potential implementation into the Company’s ongoing TIL-based clinical programs in advanced non-small cell lung cancer (NSCLC) and melanoma, and into other modalities including clonal neoantigen cancer vaccines
•
US patent number 11,634,773 granted covering the treatment of patients with an immunotherapy targeting neoantigens based on tumor HLA status
•
Innovation Passport granted for the treatment of NSCLC under the Innovative Licensing and Access Pathway (ILAP) by the Medicines and Healthcare products Regulatory Agency (MHRA), the regulatory body of the United Kingdom (UK), which aims to accelerate time to market and facilitate patient access to medicines in the UK for life-threatening or seriously debilitating conditions by providing the opportunity for enhanced regulatory and other stakeholder input during development

Financial Highlights

•
Cash and cash equivalents: Cash and cash equivalents were $158.5 million as of March 31, 2023, as compared to $173.3 million as of December 31, 2022. The Company anticipates that its cash and cash equivalents are sufficient to fund its planned operations into the middle of 2025.
•
Research and development (R&D) expenses: R&D expenses were $13.9 million for the first quarter ended March 31, 2023, an increase of $0.9 million compared to $13.0 million for the first quarter ended March 31, 2022. The increase was primarily driven by increased activity related to our ongoing clinical trials, as well as spend associated with expansion of our manufacturing capacity and enhancements to PELEUSTM and VELOSTM.
•
General and administrative (G&A) expenses: G&A expenses were $4.7 million for the first quarter ended March 31, 2023, a decrease of $1.3 million compared to $6.0 million for the first quarter ended March 31, 2022. This decrease was primarily driven by lower personnel costs.
•
Net loss: Net loss for the first quarter ended March 31, 2023 was $17.5 million or $0.44 per share compared to $17.4 million or $0.45 per share for the first quarter ended March 31, 2022.

2023 Focus

•
Clinical Data: Report clinical and translational science data from 15 to 20 additional patients treated with cNeT monotherapy in NSCLC and melanoma, and with a cNeT/anti-PD-1 checkpoint inhibitor combination in melanoma, in the fourth quarter of the year
•
Translational Science: Leverage the Company’s world-class translational science platform to define the cNeT product features associated with clinical responses
•
Clinical Activity: Drive the potential for additional confirmed responses in CHIRON and THETIS patients by delivering higher cNeT doses and improved product design
•
Manufacturing Development: Continue VELOS™ and PELEUS™ development to optimize cNeT dose and functionality

About Achilles Therapeutics

Achilles is a clinical-stage biopharmaceutical company developing AI-Powered precision T cell therapies targeting clonal neoantigens: protein markers unique to the individual that are expressed on the surface of every cancer cell. The Company has two ongoing Phase I/IIa trials, the CHIRON trial in patients with advanced non-small cell lung cancer (NSCLC) and the THETIS trial in patients with recurrent or metastatic melanoma. Achilles uses DNA sequencing data from each patient, together with its proprietary PELEUS™ bioinformatics platform, to identify clonal neoantigens specific to that patient, and then develop precision T cell-based product candidates specifically targeting those clonal neoantigens.

About Innovation Passport and ILAP

ILAP was launched by the MHRA in January 2021 with an aim to accelerate the development of and facilitate patient access to medicines. The Innovation Passport is granted by the UK's ILAP Steering Group, which consists of representatives from MHRA, the National Institute for Health and Care Excellence (NICE), the Scottish Medicines Consortium (SMC), the All Wales Therapeutics and Toxicology Centre (AWTTC) and the National Health Service (NHS) England. It is the first step in the ILAP process and awarded to companies developing therapies with the potential to offer significant benefit to patients who have conditions that are life-threatening or seriously debilitating. Additional information is available on the UK government website.

Forward Looking Statements

This press release contains express or implied forward-looking statements that are based on our management's belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Investors:

Meru Advisors

Lee M. Stern

ir@achillestx.com

Media:

Consilium Strategic Communications
Mary-Jane Elliott, Sukaina Virji, Melissa Gardiner
+44 (0) 203 709 5000
achillestx@consilium-comms.com

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	March 31,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$158,460	$173,338
Prepaid expenses and other current assets	26,802	23,242
Total current assets	185,262	196,580
Non-current assets:
Property and equipment, net	11,800	12,399
Operating lease right of use assets	7,216	8,081
Deferred tax assets	185	251
Restricted cash	33	33
Other assets	3,139	3,014
Total non-current assets	22,373	23,778
TOTAL ASSETS	$207,635	$220,358
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,650	$5,187
Income taxes payable	304	326
Accrued expenses and other liabilities	5,955	8,292
Operating lease liabilities-current	4,038	4,188
Total current liabilities	17,947	17,993
Non-current liabilities:
Operating lease liabilities-non-current	3,563	4,388
Other long-term liability	954	933
Total non-current liabilities	4,517	5,321
Total liabilities	22,464	23,314
Commitments and contingencies (Note 12)
Shareholders’ equity:
Ordinary shares, £0.001 par value; 40,938,453 and 40,932,727 shares authorized, issued and outstanding at March 31, 2023 and December 31, 2022, respectively	54	54
Deferred shares, £92,451.851 par value, one share authorized, issued and outstanding at March 31, 2023 and December 31, 2022	128	128
Additional paid in capital	410,500	408,844
Accumulated other comprehensive loss	(17,718)	(21,695)
Accumulated deficit	(207,793)	(190,287)
Total shareholders’ equity	185,171	197,044
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$207,635	$220,358

ACHILLES THERAPEUTICS PLC

Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2023	2022
OPERATING EXPENSES:
Research and development	$13,868	$13,014
General and administrative	4,685	5,955
Total operating expenses	18,553	18,969
Loss from operations	(18,553)	(18,969)
OTHER INCOME, NET:
Other income (expense)	1,091	1,629
Total other income, net	1,091	1,629
Loss before provision for income taxes	(17,462)	(17,340)
Provision for income taxes	(44)	(15)
Net loss	(17,506)	(17,355)
Other comprehensive income:
Foreign exchange translation adjustment	3,977	(7,677)
Comprehensive loss	$(13,529)	$(25,032)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.44)	$(0.45)
Weighted average ordinary shares outstanding—basic and diluted	39,732,186	38,891,822